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                                  EXHIBIT 8.1
                       Identification of General Partner

         The general partner of Apex Investment Fund II Limited Partnership ("Apex") is Apex Management Partnership. Apex Management Partnership's partners are: First Analysis Corporation, a Delaware corporation ("FAC"); Stellar Investment Co. ("Stellar"), a corporation controlled by James A. Johnson ("Johnson"); George M. Middlemas ("Middlemas"); and Chartwell Holdings Inc. ("Chartwell"), a corporation controlled by Paul J. Renze ("Renze").

         F. Oliver Nicklin ("Nicklin"), President and Director of FAC, and Bret
R. Maxwell ("Maxwell"), Managing Director of FAC, take executive actions on behalf of FAC with respect to FAC's functioning as an ultimate general partner of Apex. Each of Nicklin and Maxwell maintain his principal office at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606 ("Suite 9500"). Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

         Each of Johnson and Middlemas is principally employed as an executive of Apex and maintains his business address at 233 South Wacker Drive, Suite 9600, Chicago, Illinois 60606 ("Suite 9600"). Renze is principally employed as an independent investor and maintains his business address at 25337 West Elm Grove Drive, Barrington, Illinois 60010. Stellar's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at Suite 9600. Chartwell's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at 25337 West Elm Grove Drive, Barrington, Illinois 60010.

         To the best of Apex's knowledge, each of the natural persons listed above is a citizen of the United States.





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